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                                                                   EXHIBIT 20.2


THE NORTH FACE, INC. ADOPTS STOCKHOLDER RIGHTS PLAN

SAN LEANDRO, Calif., July 6 /PRNewswire/ -- The North Face, Inc. (Nasdaq:
TNFI - NEWS) announced today that its Board of Directors has approved the adoption of a Stockholder Rights Plan to protect The North Face investors in the event of an unfriendly takeover. The Plan is intended to protect the long-term stockholder value of The North Face and encourage potential acquirers to negotiate with The North Face Board of Directors.

Similar actions have been taken to protect stockholders by about 2,000 U.S. companies. This includes more than 60 percent of Fortune 500 companies and more than two-thirds of Fortune 200 companies, analysts estimate. The rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire The North Face to negotiate with The North Face Board of Directors prior to attempting a takeover.

The Plan provides for the distribution to The North Face stockholders of one Preferred Share Purchase Right on each outstanding share of the Company's Common Stock. Each right will entitle stockholders to buy one one-thousandth of a share of the Company's Series A Participating Preferred Stock at an exercise price of $140. The Rights will become exercisable following the tenth day after a person or group announces an acquisition of 15% or more of the Common Stock or announces commencement of a tender offer, the consummation of which would result in ownership by the person or group of 15% or more of the Common Stock. The Company will be entitled to redeem the Rights at $0.01 per Right at any time on or before the tenth day following acquisition by a person or group of 15% or more of the Company's Common Stock.

If, prior to redemption of the Rights, a person or group acquires 15% or more of the Company's Common Stock, each Right not owned by a holder of 15% or more of the Common Stock will entitle its holder to purchase, at the Right's then current exercise price, that number of shares of Common Stock of the Company (or, in certain circumstances as determined by the Board, cash, other property or other securities) having a market value at that time of twice the Right's exercise price. If, after the tenth day following acquisition by a person or group, of 15% or more of the Company's Common Stock, The North Face sells more than 50% of its assets or earning power or is acquired in a merger or other business combination transaction, the acquiring person must assume the obligations under the Rights and the Rights will become exercisable to acquire Common Stock of the acquiring person at the discounted price. At any time after an event triggering exercisability of the Rights at a discounted price and prior to the acquisition by the acquiring person of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than those owned by the acquiring person or its affiliates) for Common Stock of the Company at an exchange ratio of one share of Common Stock per Right.

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The Rights are designed to assure that the Company's stockholders receive fair and equitable treatment in the event of any proposed takeover of the Company and to guard against partial tender offers and other abusive tactics to gain control of The North Face without paying all stockholders the fair value of their shares, including a "control premium."

The dividend distribution is expected to be made on July 20, 1998, payable to stockholders of record on July 20, 1998. The Rights will expire on July 6, 2008.

Further details of the Rights are contained in a letter that will be mailed to all The North Face stockholders.

The North Face, Inc. designs and distributes technically sophisticated outerwear, skiwear, functional sportswear, tents, sleeping bags, backpacks and daypacks under The North Face(R) name. The Company sells its products to select specialty retailers throughout the United States, Europe and Canada.

This press release contains certain forward-looking statements reflecting the Company's current expectations including statements regarding expected future growth and executive performance. Actual results may vary significantly from those estimated. Factors that could cause future performance to vary from current expectations include, but are not limited to, the ability to influence the value of stockholders' investment in the Company, the Board and management's ability to respond effectively to any potential takeover attempt, and other general economic conditions affecting consumer spending, the stock market, and other factors. Further information on potential factors that could affect the financial results of The North Face are included in the Company's Report on Form 10Q for the quarter ended March 31, 1998 which is on file with the Securities and Exchange Commission. Other factors that could cause future performance to vary from current expectations include those set forth in other filings made by the Company with the Securities and Exchange Commission.